SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of SEPTEMBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)





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               <Logo Indosat Appears here>


    Indosat Divests its Shareholding in PT Mitra Global
            Telekomunikasi Indonesia (MGTI)

Jakarta, 24 September 2003, PT Indosat Tbk (Indosat) today announced that it has agreed to sell its 30.55% shareholding in PT Mitra Global Telekomunikasi Indonesia
(MGTI), a fixed line telecommunications operator in Central Java, Indonesia.

Indosat and all the other MGTI shareholders, have agreed to accept a cash offer from PT Alberta Telecommunication
(buyer), a financial buyer. Indosat and other MGTI shareholders signed the Sales and Purchase Agreement with the Buyer on 24 September 2003.

For approximately US$266m enterprise value, the buyer will acquire 100 per cent of MGTI. The final price will be calculated according to methods agreed by all the parties as applied to the MGTI balance sheet prepared after closing. The final price will include the retirement of MGTIs long term liabilities amounting to around US$81 million as of 30 June 2003.

Widya Purnama, President Director of Indosat stated that,
The offer represents full value for our investment.
The disposal of our shareholding in MGTI is part of Indosats continuing process of streamlining non-strategic subsidiaries, allowing ourselves to focus on driving value from our existing major properties.

Indosat continues to believe that fixed line business has a potential and we will pursue the business through our own effort. The divestment of MGTI does not affect nor change our commitment to develop fixed access business through fixed line and fixed wireless services.

MGTI was formed in 1995 under the Indonesian KSO Partner strategy whereby MGTI was commissioned to build and operate a fixed line network for incumbent PT Telkom in the Central Java region for a period of 15 years (until
2010). Indosat has been a shareholder of MGTI since the company was established.

The transaction is expected to be completed within three months and is subject to obtaining various regulatory approvals and the satisfaction of certain other conditions.

Indosat is a leading telecommunication and information provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication
& internet (MIDI). In the first half 2003, cellular business contributed 57.5% of Company's operating revenues, IDD 25.4% and MIDI & others 17.1%. Indosats shares are listed in the Jakarta and Surabaya Stock
Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).


For Further Information Please Contact :

Corporate Communications Division
Tel : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: September 24, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President